APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

The White Flowers, LLC
Balance Sheet - unaudited
For the period ended 8/15/2019

	Current Period
	15-Aug-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

I, <u>Elisabeth LeBlanc</u>, certify that:

(1) The financial statements of The White Flowers, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information ofThe White Flowers, LLC have not been included in this Form as The White Flowers, LLC was formed on August 15th, 2019 and has not filed a tax return to date.

Signature: *Elisabeth LeBlanc*
DocuSigned by:
9E47EE0EB2D84F0...

Name: <u>Elisabeth LeBlanc</u>

Title: <u>Manager</u>